Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	State of Incorporation	Percentage Owned

Meredith Holding Company (MHC)	Iowa	100%

Locust Street Insurance Company	New York	100% by MHC

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.